UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2008

Homex Development Corp.

(Translation of registrant’s name into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Culiacán, Mexico - December 15, 2008. Attached as Exhibit 99.1 is an English translation of the Spanish language response of Desarrolladora Homex, S.A.B de C.V. (“Homex”) (NYSE: HXM; BMV: HOMEX) to a request for information dated November 25, 2008, that Homex received from the CNVB Banking and Securities National Commission of the United Mexican States.

Exhibit No. 99.1	Homex response to the CNVB Banking and Securities National Commission of the United Mexican States, dated December 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

Date: December 15, 2008

	By:	/s/ Carlos Moctezuma Velasco
Name: Carlos Moctezuma Velasco
Title: Chief Financial Officer